

June 13, 2024

James A. Graf
Chief Executive Officer
Graf Global Corp.
1790 Hughes Landing Blvd., Suite 400
The Woodlands, TX 77380

>   **Re: Graf Global Corp.**
>   **Registration Statement on Form S-1**
>   **Filed May 31, 2024**
>   **File No. 333-279889**

Dear James A. Graf:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 Filed May 31, 2024

Cover page

1.   We note your response to prior comment 2; however, you continue to state that you may release funds from the trust earlier than the completion of the business combination. As requested, please tell us how the release of proceeds from the trust earlier than completion of the business combination is consistent with NYSE Listed Company Manual Section 102.06, which contemplates that proceeds be held in the trust account "until consummation of a business combination . . . "

Expressions of Interest, page 24

2.   We note disclosure on the cover page that the non-managing sponsor investors have expressed an interest in indirectly purchasing private placement warrants through the sponsor, as well as disclosure on page 25 that these investors will have no right to control the sponsor or vote or dispose of the founder shares or private placement warrants. Please also clarify whether or not the non-managing sponsor investors will have any right to

exercise the private placement warrants. In addition, we note your statement that these investors are under no obligation to vote in favor of a business combination. Please revise to address whether the investors' interests in the founder shares and private placement warrants may incentivize them to vote in favor of a business combination.

<u>If we are deemed to be an investment company under the Investment Company Act . . ., page 51</u>

3.   We note your response to prior comment 5 that notwithstanding the limitations on your activities as described, you may be considered to be operating as an unregistered investment company. Please further revise your disclosure to clarify that notwithstanding your investment of the proceeds of the offering in the securities described in the risk factor, you may be considered to be operating as an unregistered investment company.

<u>Principal Shareholders</u>
<u>Expressions of Interest, page 138</u>

4.   You disclose that the non-managing sponsor investors have expressed an interest in purchasing up to an aggregate of approximately $227,029,508 of the units in this offering at the offering price (assuming the exercise in full of the underwriters' over-allotment option). Please state the number of non-managing sponsor investors who have expressed an interest in purchasing shares in the offering, and address whether the limited number of public investors would impact the company's listing eligibility.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Elliott Smith, Esq.